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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2003	December 31, 2002
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,536,251	2,647,105
.
Total Diluted Shares	2,593,637	2,683,287

Net Income	$ 890,018	$ 911,983

Basic Earnings Per Share	$ 0.35	$ 0.34

Diluted Earnings Per Share	$ 0.34	$ 0.34

	Six Months Ended	Six Months Ended
	December 31, 2003	December 31, 2002
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,558,854	2,647,514
.
Total Diluted Shares	2,614,253	2,685,039

Net Income	$ 1,806,399	$ 1,818,921

Basic Earnings Per Share	$ 0.71	$ 0.69

Diluted Earnings Per Share	$ 0.69	$ 0.68